FORM 425









               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 425


                (LOGO)  NATIONAL GRID GROUP, PLC


       (Exact name of registrant as specified in charter)

UNITED KINGDOM
       (State or other                           jurisdiction of
       incorporation or                        organization)

           15 Marylebone Road, London NWI 5JD, England
            (Address of principal executive offices)


       Registrant's telephone number, including area code
                      (011 44 207 312 5600)

  Filed by National Grid Group plc
  Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
  Commission File No.: 001-02987
  Subject Company: Niagara Mohawk Holdings, Inc.

  THE FOLLOWING IS AN EMPLOYEE UPDATE

Q. If I have a loan on my stock plan, how does that work? If the company is giving us so much money or stocks, do I get that amount when my loan is repaid or do I forfeit that amount?

A. Currently when you obtain a loan for the Savings Fund Plan, the loan amount is withdrawn from your investments in the order of the highest market risk to the lowest market risk (as determined by the trustee) with the stock being the last withdrawn. When you repay the loan, the payment will be allocated to the investment funds currently being utilized by the participant for new contributions to the plan. Because there is no direct connection between the value of your investments and the terms of your loan, the conversion of NIMO stock to cash/shares as a result of the merger has no impact on the outstanding principal, monthly payment or duration of your loan. How future or outstanding loans will be handled after the merger has been finalized has not yet been determined.

Q. There have been many questions regarding benefits for management employees during the transition period between the date the merger agreement was signed (Sept. 4, 2000) and the merger's closing date. The following response applies to many of your questions on this topic.

A. During the period between the signing of the merger agreement (Sept. 4, 2000) and the merger effective date, Niagara Mohawk shall administer employee benefit and compensation programs in accordance with their current terms.

Q. There have been many questions regarding benefits for management employees after the merger is completed. The following response applies to many of your questions on that topic.

A. For a period of two years following the merger's closing date, the total value of the compensation and benefits provided to Niagara Mohawk management employees who continue employment with National Grid will be, in the aggregate, as favorable as the compensation and benefits provided, in the aggregate, to Niagara Mohawk employees just prior to the merger. National Grid USA will evaluate all existing benefit and compensation programs at Niagara Mohawk to determine how they compare with National Grid's programs and how they will be handled in the future.

Q. There have been many questions regarding credit for years of service for management employees. The following response applies to many of your questions on that topic.

A.     For any benefit plans that are intended to replace Niagara
  Mohawk benefit plans, eligible management employees will be given credit for Niagara Mohawk past service. Where a new plan is created that is not intended to replace a Niagara Mohawk plan, service credit will be determined in accordance with the plan provisions.

Q. How will the Niagara Mohawk shares in my 401 (k) plan be treated at the time of closing?

A. Niagara Mohawk shares held in your 401(k) plan will, on the closing date, be treated the same as all other shares. Upon closing of the merger, your account will receive a cash payment or National Grid shares for your Niagara Mohawk shares. You will then have the option of redirecting the cash or shares to the other investment options available in the plan, which will include National Grid shares (American Depositary Shares also referred to as American Depositary Receipts or ADR's that trade on the New York Stock Exchange). Since this transaction would occur inside the 401(k) plan, there would be no current tax implications.

  The proxy statement/prospectus to be filed with the Securities and Exchange Commission (the "SEC") by National Grid and Niagara Mohawk in connection with the transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. A free copy of the proxy statement/prospectus and other documents filed by the two parties with the SEC is available at the SEC's web site at http://www.sec.gov.